EXHIBIT 99.5
Telkom SA Limited
(Registration number: 1991/005476/06)
(ISIN number: ZAE000044897)
JSE and NYSE share code: TKG
(“Telkom” or “the Company”)
Cautionary Announcement
Shareholders are referred to the cautionary announcement published on 2 June 2008 and the further cautionary announcements published on 15 July 2008 and 26 August 2008 regarding the receipt by Telkom of a non-binding proposal by a wholly-owned subsidiary of Vodafone Group Plc (“Vodafone”).
In terms of this proposal, Vodafone is seeking to acquire a 15% stake in Vodacom Group (Proprietary) Limited (“Vodacom”) from Telkom. The proposed consideration for this stake is ZAR22.5bn less the attributable net debt at the time of signature and will be settled in cash (“Proposed Transaction”).
The Proposed Transaction is subject to, inter alia, Telkom unbundling its remaining 35% stake in Vodacom to its shareholders pursuant to a listing of Vodacom on the main board of the JSE Limited.
The board of directors of Telkom is supportive of the Proposed Transaction. The South African Government is also supportive of the Proposed Transaction subject to finalising the transaction agreements.
Telkom Shareholders are advised to continue to exercise caution when dealing in the Company’s shares until a more detailed announcement is published which is expected to be made in due course.
9 October, 2008
Pretoria
Transaction Sponsor: J.P. Morgan Equities
The completion of the Vodacom transaction will be subject to a number of conditions, including the successful negotiation and agreement of final transaction documents, shareholder approval and the receipt of certain regulatory approvals. Shareholders in certain jurisdictions outside of South Africa may not be entitled to receive any Vodacom shares that Telkom unbundles if such receipt would require registration or approval under local securities laws.
Special note regarding forward-looking statements
Many of the statements included in this announcement constitute or are based on forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements regarding our ability to successfully complete the Vodacom transaction and its effects on our operations, our ability to implement our mobile strategy and any changes thereto, our future financial position and plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans, as well as projected levels of growth in the communications market, are forward looking statements. Forward looking statements can generally be identified by the use of terminology such as “may”, “will”, “should”, “expect”, “envisage”, “intend”, “plan”, “project”, “estimate”, “anticipate”, “believe”, “hope”, “can”, “is designed to” or similar phrases, although the absence of such words does not necessarily mean that a statement is not forward looking. These forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward looking statements. We caution you not to place undue reliance on these forward looking statements. All written and oral forward looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of our most recent annual report on Form 20-F filed with the US Securities and Exchange Commission (SEC), either to conform them to actual results or to changes in our expectations.
Telkom SA Limited filed an annual report on Form 20-F with the US SEC, for the year ended March 31, 2008 on July 18, 2008. This annual report includes a detailed description of risk factors that may affect its business. For further information you should refer to the Form 20-F and other filings with the US SEC, which are available on Telkom’s investor relations website at www.telkom.co.za/ir.
THIS IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES AND SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION. ANY PUBLIC OFFERING OF SECURITIES TO BE MADE IN THE UNITED STATES IS REQUIRED TO BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM TELKOM AND/OR VODACOM AND THAT CONTAINS DETAILED INFORMATION ABOUT VODACOM AND ITS MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS. TELKOM AND VODACOM HAVE NO INTENTION OF MAKING ANY PUBLIC OFFERING OF VODACOM SECURITIES IN THE UNITED STATES THAT WOULD REQUIRE REGISTRATION.